Room 4561

May 19, 2006

Mr. Michael Green
MIAD Systems, Ltd.
43 Riviera Drive, Unit 6
Markam, Ontario
Canada L3R 5J6

> **Re:** **MIAD Systems, Ltd.**
> **Form 10-KSB/A for the Fiscal Year Ended September 30, 2005**
> **Filed May 19, 2006**
> **Form 10-QSB for the Fiscal Quarter Ended December 31, 2005**
> **Filed February 14, 2006**
> **Form 10-QSB for the Fiscal Quarter Ended March 31, 2006**
> **Filed May 19, 2005**
> **File No. 000-30801**

Dear Mr. Green:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year Ended September 30, 2005

Certifications

1.   Please refile your amended Form 10-K to include updated 302 and 906 certifications required pursuant to Rule 13a-14(a) and Rule 13a-14 (b) of the

Exchange Act. Please see Section II.B.2 of Release No. 33-8124 for additional guidance.

Form 10-QSB for the Fiscal Quarter Ended December 31, 2005 and March 31, 2006

2.   Please amend your Forms 10-QSB for the periods ended December 31, 2005 and March 31, 2006 to provide the disclosures required by Item 307 and Item 308(c) of Regulation S-B. With your amendment, updated 302 and 906 certifications should also be filed.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christine Davis, Staff Accountant, at (202) 551-3408 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief